Exhibit 99.77(i)

ITEM 77I – Terms of new or amended securities

1.

At the September 6, 2012 Board meeting, the Board of Trustees of ING Separate Portfolios Trust (“ISPT”) approved the establishment of Class I Shares on behalf of ING Emerging Markets Corporate Debt Fund, ING Emerging Markets Hard Currency Debt Fund and ING Emerging Markets Local Currency Debt Fund.  In addition, at its January 10, 2013 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class I shares.

2.

At the September 6, 2012 Board meeting, the Board approved the establishment of Class P Shares on behalf of ING Investment Grade Credit Fund (formerly, ING SPorts Core Fixed Income Fund). In addition, at its November 29, 2012 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Class P shares.